January 21, 2010

VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:           ICON Cash Flow Partners L.P. Seven Liquidating Trust (SEC File No. 0-27926) (the “Registrant”)

Dear Mr. Hartz:

The Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ICON Cash Flow Partners L.P. Seven Liquidating Trust
By: ICON Capital Corp., its Managing Trustee

By: /s/ Michael A. Reisner
Michael A. Reisner
Co-Chief Executive Officer and Co-President